SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Financial Group’s Preliminary Financial Performance Figures

for the First Half of 2020

The preliminary financial performance figures for Woori Financial Group for the six-month period ended on June 30, 2020, on a consolidated basis, are as follows.

(Units: millions of KRW,     %)

Item		1H 2020	2H 2019	% Change Increase (Decrease)	1H 2019	% Change Increase (Decrease)
Revenue*	Specified Half	14,686,043	10,622,480	38.25	12,111,783	21.25
	Cumulative Basis	14,686,043	22,734,263	—	12,111,783	21.25

Operating Income	Specified Half	1,172,418	1,089,564	7.60	1,710,412	-31.45
	Cumulative Basis	1,172,418	2,799,976	—	1,710,412	-31.45

Income before	Specified Half	1,033,841	994,967	3.91	1,728,082	-40.17
Income Tax Expense	Cumulative Basis	1,033,841	2,723,049	—	1,728,082	-40.17

Net Income	Specified Half	773,983	765,633	1.09	1,271,963	-39.15
	Cumulative Basis	773,983	2,037,596	—	1,271,963	-39.15

Profit to the Equity Holders of the Parent Entity	Specified Half	660,514	692,519	-4.62	1,179,688	-44.01
	Cumulative Basis	660,514	1,872,207	—	1,179,688	-44.01

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the First Half of 2020

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the six-month period ended on June 30, 2020, on a consolidated basis, are as follows. (Units: millions of KRW,     %)

Item		1H 2020	2H 2019	% Change Increase (Decrease)	1H 2019	% Change Increase (Decrease)
Revenue*	Specified Half	13,836,037	9,887,430	39.94	11,402,588	21.34
	Cumulative Basis	13,836,037	21,290,018	—	11,402,588	21.34

Operating Income	Specified Half	1,037,630	994,317	4.36	1,597,300	-35.04
	Cumulative Basis	1,037,630	2,591,617	—	1,597,300	-35.04

Income before	Specified Half	903,916	1,095,953	-17.52	1,547,807	-41.60
Income Tax Expense	Cumulative Basis	903,916	2,643,760	—	1,547,807	-41.60

Net Income	Specified Half	682,077	280,678	143.01	1,246,387	-45.28
	Cumulative Basis	682,077	1,527,065	—	1,246,387	-45.28

Profit to the Equity Holders of the Parent Entity	Specified Half	677,941	273,144	148.20	1,232,403	-44.99
	Cumulative Basis	677,941	1,505,547	—	1,232,403	-44.99

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)
Date: July 27, 2020	By: /s/ Kyong-Hoon Park
(Signature)
	Name:	Kyong-Hoon Park
	Title:	Deputy President